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                               August 5, 2022

       Shang Koo
       Chief Financial Officer
       Lanvin Group Holdings Ltd
       3701-02, Tower S2, Bund Finance Center
       600 Zhongshan Rd East No.2
       Shanghai, 200010, China

                                                        Re: Lanvin Group
Holdings Ltd
                                                            Registration
Statement on Form F-4
                                                            Filed on July 11,
2022
                                                            File No. 333-266095

       Dear Mr. Koo:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-4 filed July 11, 2022

       General

   1. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties
with a non-U.S. person. Please also tell us whether anyone or any entity associated with
or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a
non-U.S. person. If so, also include risk factor disclosure that addresses how this fact
could impact your ability to complete your initial business
                                                        combination. For
instance, discuss the risk to investors that you may not be able to complete an initial
business combination with a U.S. target company should the
                                                        transaction be subject
to review by a U.S. government entity, such as the Committee on
                                                        Foreign Investment in
the United States (CFIUS), or ultimately prohibited. Further,
 Shang Koo
Lanvin Group Holdings Ltd
August 5, 2022
Page 2
         disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
2. Where applicable, please clearly and prominently disclose the benefits to the Sponsor and its affiliates in executing the Forward Purchase Agreement, including whether and to what extent these agreements ensure that the business combination will be approved, that there is a sufficient amount of cash in the SPAC's trust account, and/or that the benefits to the
         Sponsor if the agreement ensures completion of the business combination. Additionally, please file these agreements as exhibits to your registration statement.
3. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
4. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
5. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
6. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:
           suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials; inventory shortages; closed factories or stores;
reduced headcount;
            or delayed projects;
           experience labor shortages that impact your business;
           experience cybersecurity attacks in your supply chain;
           experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
           experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
           be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among
            countries; or
FirstName LastNameShang Koo
           be exposed to supply chain risk in light of Russia   s invasion of
Ukraine.
Comapany    NameLanvin
       Explain  whether andGroup
                              howHoldings
                                   you haveLtd  undertaken efforts to mitigate
the impact and where
Augustpossible
        5, 2022 quantify
                 Page 2 the impact to your business.
FirstName LastName
 Shang Koo
FirstName  LastNameShang
Lanvin Group  Holdings Ltd Koo
Comapany
August     NameLanvin Group Holdings Ltd
       5, 2022
August
Page 3 5, 2022 Page 3
FirstName LastName
7. Disclosure in your prospectus as to the use of proceeds of the business combination appears to be inconsistent. For example, on page 52 you disclose that proceeds from the business combination will be "used by LGHL for working capital and general corporate purposes," and on page 153 you disclose that "proceeds generated from the Business
         Combination and PIPE investments and other available financing sources towards the potential new investments." Please revise or advise.
Cover Page

8. We note your disclosure that your auditor is subject to the determinations announced by the PCAOB on December 16, 2021, please disclose on your cover page, prospectus summary, and applicable risk factors that you expect to be identified by the Commission under the HFCAA. Disclose whether you have been provisionally or conclusively identified and the impact this may have on your ability to continue to offer your securities.
FREQUENTLY USED TERMS, page 2

9. Revise your definition of "China" and the "PRC" to include Hong Kong and Macau.
Summary of the Proxy Statement/Prospectus, page 6

10. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under your agreements.
         Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed under your agreements.
Summary Risk Factors, page 23

11. Please revise your Summary Risk Factors so that it does not exceed two pages in length.
         Please refer to Item 3 of Form F-4 and Item 105(b) of Regulation S-K. Questions and Answers about the Proposals, page 51

12. Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
 Shang Koo
FirstName  LastNameShang
Lanvin Group  Holdings Ltd Koo
Comapany
August     NameLanvin Group Holdings Ltd
       5, 2022
August
Page 4 5, 2022 Page 4
FirstName LastName
Unaudited Pro Forma Condensed Combined Statement of Profit or Loss, page 75

13. We note you have presented two years of unaudited pro forma condensed combined statements of profit or loss. Please clarify how this complies with Regulation S-X Rule
         11-02(c)(2)(i).
Risk Factors, page 84

14.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Risks Relating to Lanvin Group's Business and Operations
Our growth depends, in part, on our continued retail expansion..., page 87

15. We note your disclosure on page 202 that the Fosun Fashion Group was founded in 2018 and that your most recent brand acquisition took place in 2021. Please revise your discussion in this section to describe your future growth and business strategy in the context of your relatively recent founding and how you are impacted by your short operating history.
Our business is heavily dependent on the ability and desire of consumers to shop, page 87

16. We note your disclosure that reduced consumer traffic could result from certain conditions, and has resulted from the COVID-19 pandemic. Please revise your disclosure in this section to more specifically describe the impact of the pandemic on your business.
Background of the Business Combination, page 141

17. Please amend your "Background of the Business Combination" discussion to include a discussion of the additional PIPE financings and the Forward Purchase Agreement, including the positions of each party and negotiations related to the terms of these agreements.
Certain Unaudited Lanvin Group Prospective Financial Information, page 151

18. We note your disclosure that the financial projections are based on numerous assumptions.
         Please expand to disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or assumptions are reasonable.
         While you have a history of operating losses, the forecasts project increasing total gross
 Shang Koo
Lanvin Group Holdings Ltd
August 5, 2022
Page 5
         profit. In addition to listing factors and assumptions underlying the projections, please expand to clarify how those factors and assumptions directly relate to the forecasted financial information, quantifying the factors where possible.
19. We note your disclosure about the "potential new investments." Where applicable, please describe the nature of these potential new investments in more detail, including whether any target businesses have been identified, whether negotiations have commenced, and whether proceeds from the business combination will be used in such investments.
Procurement, page 216

20. Please expand your discussion on the sources and availability of raw materials for your Wolford and St. John brands.
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Lanvin Group
Key Factors Affecting Lanvin Group's Financial Condition and Results of Operations, page 234

21. We note your risk factor disclosure of significant inflationary pressures in 2021 and continuing in 2022. Please expand your discussion to identify the principal inflationary pressures the company has experienced and clarify the resulting impact to the company and your results of operations, if material.
Results of Operations
Revenues, page 239

22. Please expand your revenue disclosure to quantify sales incentives, rebates, and sales discounts for each period presented and provide a discussion regarding what these discounts relate to and how they are estimated for the purpose of determining the transaction price, if material.
Results by Segment, page 246

23. We note you present certain non-IFRS financial measures, including Contribution profit and Contribution profit margin, by segment. Please revise to clearly label these measures as non-IFRS and provide all of the disclosures required by Item 10(e)(1)(i) of Regulation
         S-K.
24. We note your presentation of gross profit before inventory impairment in both your
FirstName LastNameShang Koo
       Lanvin and Sergio Rossi segments, on pages 247 and 250, respectively. Please revise to
Comapany    NameLanvin
       remove            Group
               this measure      Holdings
                             or explain   Ltd
                                        why this measure is appropriate and
provide all of the
Augustdisclosures  required
        5, 2022 Page  5     by Item 10(e)(1)(i) of Regulation S-K.
FirstName LastName
 Shang Koo
FirstName  LastNameShang
Lanvin Group  Holdings Ltd Koo
Comapany
August     NameLanvin Group Holdings Ltd
       5, 2022
August
Page 6 5, 2022 Page 6
FirstName LastName
Fosun Fashion Group (Cayman) Limited
Notes to the Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
3.17 Revenue Recognition, page F-21

25. We note you recognize revenue from sales of services when the Group satisfies its performance obligation. Please revise to disclose the service revenue recognized for the periods presented, if material.
Note 6. Business Combinations, page F-29

26. Please revise to disclose the specific facts and circumstances that resulted in a material amount of negative goodwill for the acquisition of Sergio Rossi S.p.A. Refer to paragraph
         59 of IFRS 3. In this regard, consider revising your disclosure on page 255 (Critical
         Accounting Estimates) to discuss the critical accounting estimates and assumptions used in your accounting for business combinations.
Note 16. Impairment testing of intangible assets with indefinite useful lives, page F-39

27. Please revise here, or within your critical accounting estimates (i.e., Recoverability of goodwill and brands with indefinite useful life on page 256) to disclose the percentage by which the Value in Use exceeded carrying value for each CGU as of the date of the most recent test. If any reporting units were at risk of failing the impairment test, please disclose the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.
Item 21. Exhibits and Financial Statement Schedules, page II-1

28.      Please revise the exhibit index so that the tax opinion to be filed as
Exhibit 5.3 is filed
         under Item 601(b)(8) of Regulation S-K.
 Shang Koo
FirstName  LastNameShang
Lanvin Group  Holdings Ltd Koo
Comapany
August     NameLanvin Group Holdings Ltd
       5, 2022
August
Page 7 5, 2022 Page 7
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Charles Eastman at (202) 551-3794 or Hugh West at (202) 551-3872 if
you have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202) 551-4985 or Erin Purnell at (202) 551-3454 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing